EXHIBIT 99.1

MAG Announces First Quarter 2024 Production From Juanicipio

VANCOUVER, British Columbia, April 24, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the first quarter (“Q1”) ended March 31, 2024.

Q1 Highlights

  Solid throughput: Juanicipio processed 325,684 tonnes of ore in Q1. Despite a routine 4 day maintenance shutdown during the quarter, Juanicipio delivered 3,980 tonnes per operating day milling performance confirming its operational efficiency and ability to quickly pick up where it left off.
  Continued strong grades: The average silver head grade for the quarter was 476 grams per tonne (“g/t”), marginally higher than the previous quarter. This, together with our robust initial reserve as outlined in the recently released technical report, further reaffirms Juanicipio’s status as a high-grade mineral deposit with significant long-term potential.
  Improving recovery: Recovery for the quarter was higher than the previous quarter across all metals showcasing the ongoing operational enhancements and optimization efforts at Juanicipio.
  Robust production and guidance on track: Juanicipio surpassed expectations with preliminary production estimates of 4.4 million silver ounces and 9,927 gold ounces in Q1.

MAG expects to release its comprehensive financial and operational results on May 14, 2024.

Comparative production highlights (100% basis):

		Q1 2024	Q4 2023*	% Chg	Q1 2023**	% Chg
Tonnes processed	t	325,684	346,766	-6.1%	222,023	46.7%

Head grades
Silver	g/t	476	467	1.9%	363	31.1%
Gold	g/t	1.32	1.37	-3.6%	1.08	22.2%
Lead	%	1.35	1.35	0.0%	0.74	82.4%
Zinc	%	2.49	2.44	2.0%	1.44	72.9%

Production
Silver	koz	4,445	4,505	-1.3%	2,250	97.6%
Gold	oz	9,927	10,591	-6.3%	6,057	63.9%
Lead[1]	klb	8,704	9,189	-5.3%	3,201	171.9%
Zinc[2]	klb	14,653	15,086	-2.9%	5,019	192.0%

* Includes material processed at the Saucito and Juanicipio beneficiation plants.
** Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

Compared to Q1 2023, Juanicipio's performance significantly improved reflecting the progress made since the commencement of mining ramp-up and plant commissioning in February 2023.

“Q1 continued the trend of consistent operational performance. Despite a major planned maintenance shutdown during the quarter, Juanicipio continued to demonstrate its ability to deliver strong milling rates per operational day,” said George Paspalas, MAG Silver’s President and CEO. “The quarter puts us in a great position to deliver on our 2024 guidance and with the solid foundation provided by our recently released technical report, we are well positioned for continued long-term success and growth.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q1 2024, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com